SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2004

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]

Form 20-F ☑ Form 40-F ☐

[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes ☐ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION (Registrant)
By:	/s/	Masahiko Goto

(Signature) Masahiko Goto President

Date: November 24, 2004

Makita Corporation

The 93rd Semiannual Report
for the six months
ended September 30, 2004
(U.S. GAAP Financial Information)

(English translation of “CHUKAN HOUKOKUSHO”

semiannual report originally issued in Japanese language

for the benefit and information of shareholders

of the Company’s common stock)

A MESSAGE FROM THE PRESIDENT

We are pleased to present the results for Makita’s 93rd interim period, ended September 30, 2004.

■     Performance on a Consolidated Basis

     Regarding consolidated results for the interim period under review, net sales totaled 97,430 million yen, up 6.2% from the previous interim period. Sales in Japan declined 1.1%, to 19,028 million yen, as weak sales of existing products more than offset strong sales of impact drivers and new products. Overseas sales rose 8.1% to 78,402 million yen, reflecting mainly strong sales in Europe and Asia. As a result, overseas sales accounted for 80.5% of net sales for the period.

     Looking at overseas sales by individual region, sales in Europe were up 13.5%, to 36,415 million yen, while sales in North America fell 10.8%, to 19,697 million yen. Sales in Asia rose 27.4%, to 9,320 million yen, and sales in other regions increased 17.6%, to 12,970 million yen.

     Regarding earnings, the cost to sales ratio improved significantly because of expanded production in Japan and at plants in China. The Company also recorded a gain of approximately 4.4 billion yen on the transfer to the government of the substitutional portion of the employees’ pension fund managed by the Company. As a result, income before income taxes doubled from the previous interim period, to 20,238 million yen, while net income jumped 160%, to 12,953 million yen.

     Please note that Makita made the decision to withdraw from the golf course business and that Makita’s wholly owned subsidiary in this business, Joyama Kaihatsu Ltd., applied for corporate rehabilitation to the Nagoya Regional Court on September 8, 2004. At present, preparations are under way for the meeting of Joyama Kaihatsu’s creditors, scheduled for early 2005, including the selection of a buyer for the golf course business and other plans for corporate rehabilitation. Makita completed write-offs for the impairment of the relevant assets in the previous period, and the corporate rehabilitation now in progress will have no further impact on Makita’s consolidated financial statements.

■     Basic Policy for Allocation of Profit—Maintain a Dividend Payout Ratio of 30% or More

     Makita has adopted a policy for allocation of profit calling for paying a minimum cash dividend of ¥18 per share and maintaining a dividend payout ratio of 30% or more. For the interim period under review, Makita will pay a dividend of ¥11 per share, as announced in April 2004.

     Based on its dividend policy, Makita’s Board of Directors will decide on proposals for the dividend for the end of the fiscal year at their meeting to approve the financial statements after they are finalized near the end of April 2005. Their proposals will be presented for discussion and final approval at the Annual General Meeting of Shareholders.

     We look forward to the continuing support and cooperation of our shareholders.

November 2004

Masahiko Goto President and Representative Director

English Translation of “CHUKAN HOUKOKUSHO” originally issued in Japanese language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of
	March 31, 2004	September 30, 2004
ASSETS
CURRENT ASSETS:
Cash, cash equivalents and time deposits	28,626	31,596
Marketable securities	63,990	66,271
Trade receivables	35,695	37,040
Inventories	54,326	62,343
Prepaid expenses and other current assets	11,808	10,502

Total current assets	194,445	207,752

PROPERTY, PLANT AND EQUIPMENT, at cost	52,965	53,213
INVESTMENTS AND OTHER ASSETS	30,706	30,877

	278,116	291,842

LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES:
Short-term borrowings	14,128	14,251
Trade notes and accounts payable	8,525	9,766
Other current liabilities	23,970	24,538

Total current liabilities	46,623	48,555

LONG-TERM LIABILITIES	36,891	30,230

	83,514	78,785

MINORITY INTERESTS	1,254	1,336

SHAREHOLDERS’ EQUITY:
Common stock	23,803	23,803
Additional paid-in capital	45,421	45,423
Legal reserve and retained earnings	144,488	155,570
Accumulated other comprehensive loss	(17,048)	(9,692)
Treasury stock, at cost	(3,316)	(3,383)

	193,348	211,721

	278,116	291,842

Notes
1.	Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States.
2.	Consolidated subsidiaries: 42 subsidiaries
3.	Amounts of less than 1 million yen have been rounded.

English Translation of “CHUKAN HOUKOKUSHO” originally issued in Japanese language

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)
	For the six months	For the six months
	ended September 30,	ended September 30,
	2003	2004
NET SALES	91,757	97,430
Cost of sales	56,301	56,375

GROSS PROFIT	35,456	41,055
Selling, general, administrative and other expenses	26,209	21,591

OPERATING INCOME	9,247	19,464

OTHER INCOME (EXPENSES):
Interest and dividend income	342	535
Interest expense	(315)	(293)
Exchange losses on foreign currency transactions, net	(5)	(81)
Realized gains on securities, net	335	223
Other, net	290	390

Total	647	774

INCOME BEFORE INCOME TAXES	9,894	20,238

PROVISION FOR INCOME TAXES:
Current	4,678	5,175
Deferred	235	2,110

Total	4,913	7,285

NET INCOME	4,981	12,953

English Translation of “CHUKAN HOUKOKUSHO” originally issued in Japanese language

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Yen (millions)
	For the six months	For the six months
	ended September 30,	ended September 30,
	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	4,981	12,953
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	4,330	2,664
Deferred income taxes	235	2,110
Realized gains on securities, net	(335)	(223)
Gain on disposals or sales of property, plant and equipment	(1,772)	-
Impairment of long-lived assets	1,392	-
Changes in assets and liabilities- Trade receivables	(515)	55
Inventories	4,646	(5,795)
Payables and accrued expenses	571	1,138
Income taxes payable	(351)	(711)
Benefit obligation	(248)	(4,708)
Other, net	(1,238)	1,607

Net cash provided by operating activities	11,696	9,090

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(2,270)	(2,071)
Purchases of available for sale and held to maturity securities	(15,658)	(13,216)
Proceeds from sales and maturities of available for sale and held to maturity securities	9,450	10,062
Proceeds from sales of property, plant and equipment	4,458	20
Increase in time deposits	(1,012)	(1,273)
Decrease in other assets, net	38	41

Net cash used in investing activities	(4,994)	(6,437)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term borrowings	(971)	69
Repayment of club members’ deposits	(477)	(344)
Purchases of common stock, net	(2,176)	(65)
Cash dividends paid	(1,314)	(1,871)

Net cash used in financing activities	(4,938)	(2,211)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(638)	510

NET CHANGE IN CASH AND CASH EQUIVALENTS	1,126	952
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	20,370	24,576

CASH AND CASH EQUIVALENTS, END OF PERIOD	21,496	25,528

English Translation of “CHUKAN HOUKOKUSHO” originally issued in Japanese language

CONSOLIDATED NET SALES BY GEOGRAPHIC AREA

	Yen (billions)
	For the six months ended
	September	March 31,	September	March 31,	September
	30, 2002	2003	30, 2003	2004	30, 2004
Japan	19.2	19.5	19.2	19.9	19.0
North America	24.2	21.4	22.1	19.8	19.7
Europe	26.9	30.8	32.1	34.3	36.4
Asia	7.2	6.6	7.3	6.9	9.3
Other regions	10.1	9.7	11.0	11.5	13.0

Total	87.6	88.0	91.7	92.4	97.4

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on customer location for the periods presented.

PRODUCTION BY COUNTRY

	Million units
	For the six months ended
	September	March 31,	September	March 31,	September
	30, 2002	2003	30, 2003	2004	30, 2004
Japan	1.87	1.86	1.80	1.72	2.22
U.S.A.	0.53	0.56	0.55	0.60	0.66
U.K.	0.55	0.63	0.51	0.64	0.61
China	1.59	1.72	1.94	2.36	3.13
Other	0.41	0.41	0.40	0.38	0.42

Total	4.95	5.18	5.20	5.70	7.04

English Translation of “CHUKAN HOUKOKUSHO” originally issued in Japanese language

CONDITION OF SHAREHOLDERS AND SHARES

(As of September 30, 2004)

Total number of shares outstanding	148,006,992 shares (including 4,156,008 shares of treasury stock)

Number of shareholders	10,471
10 largest shareholders

	Number of shares held
Name of shareholder	Units (thousand)%
The Chase Manhattan Bank, N.A. London	8,214	5.55
Northern Trust Company (AVFC) Sub-account American Client	7,180	4.85
Japan Trustee Services Bank, Ltd. (Trust account)	6,900	4.66
The Master Trust Bank of Japan, Ltd. (Trust account)	6,625	4.48
The Bank of New York, Treaty Jasdec Account	4,760	3.22
Hero & Co.	4,440	3.00
The UFJ Bank, Limited	4,370	2.95
Makita Cooperation Companies’ Investment Association	3,898	2.63
Nippon Life Insurance Company	3,664	2.48
Maruwa Co., Ltd.	3,529	2.38

Total	53,582	36.20

Notes:
1.	Hero & Co. is the nominal holder of the shares of The Bank of New York, the trustee bank for the Company’s American Depositary Shares.
2.	In addition to the above, the Company owns 4,156 thousand shares of treasury stock.

Distribution of share-ownership

	Number of shares held
Class of shareholder	Units (thousand)%
Financial institutions and securities firms	51,430	34.7
Foreign investors	44,135	29.8
Japanese individuals and other	29,419	19.9
Other Japanese business corporations	18,867	12.8
Treasury stock	4,156	2.8

Price per share and volume of shares traded on The Tokyo Stock Exchange

	2003			2004
	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sep.
High (yen)	1,100	1,109	1,079	1,179	1,298	1,343	1,546	1,571	1,686	1,675	1,649	1,631
Low (yen)	937	970	1,000	1,040	1,123	1,258	1,315	1,367	1,452	1,495	1,525	1,463
Volume (thousand shares)	7,541	5,886	3,861	5,309	7,820	8,513	8,384	9,095	7,804	7,573	6,332	5,865

English Translation of “CHUKAN HOUKOKUSHO” originally issued in Japanese language

CORPORATE DATA

(As of September 30, 2004)

Makita Corporation
3-11-8, Sumiyoshi-cho, Anjo, Aichi 446-8502, Japan
Phone: (0556) 98-1711
Website: http://www.makita.co.jp/

Date of founding	March 21, 1915

Date of incorporation	December 10, 1938

Paid-in Capital	24,204 million yen (non-consolidated)

Description of business	Production and sales of electric power tools, stationary woodworking machines, air tools, garden tools and household tools

Number of consolidated subsidiaries	42 (Domestic 2, Overseas 40)

Plants	Two in Japan, seven outside of Japan (two in China, and one each in the United States, Canada, Brazil, the United Kingdom, and Germany)

Employees	8,598 (consolidated) 2,904 (non-consolidated)

Board of Directors
President and Representative Director	Masahiko Goto

Managing Director	Masami Tsuruta	(General Manager of Domestic Sales Marketing Headquarters)

Directors	Yasuhiko Kanzaki	(General Manager of International Sales Headquarters:
Europe Area)

	Kenichiro Nakai	(General Manager of Administration Headquarters)

	Tadayoshi Torii	(General Manager of Production Headquarters)

	Tomoyasu Kato	(General Manager of Development and Engineering Headquarters)

	Kazuya Nakamura	(General Manager of International Sales Headquarters:
Asia and Oceania Area)

	Masahiro Yamaguchi	(General Manager of Purchasing Headquarters)

	Shiro Hori	(General Manager of International Sales Headquarters:
America Area and International Administration)

	Tadashi Asanuma	(Assistant General Manager of Domestic Sales Marketing Headquarters)

	Hisayoshi Niwa	(General Manager of Quality Control Headquarters)

	Zenji Mashiko	(Assistant General Manager of Domestic Sales Marketing Headquarters)
Board of Statutory Auditors
Standing Statutory Auditor	Akio Kondo
Hiromichi Murase
Statutory Auditor	Keiichi Usui	(Outside Auditor)
	Shoichi Hase	(Outside Auditor)

Independent Registered Public Accounting Firm

KPMG AZSA & Co. (a member firm of KPMG International, a Swiss cooperative that provides no professional services to clients)

English Translation of “CHUKAN HOUKOKUSHO” originally issued in Japanese language

INFORMATION ON SHARES

Fiscal period	March 31 of each year

Annual general shareholders meeting of shareholders	June of each year

Number of shares constituting one unit	1,000 shares

Record dates	1) AGM and cash dividend for the second half March 31 of each year

2) Cash dividend for the interim period September 30 of each year

Transfer agent of common stock	The Chuo Mitsui Trust & Banking Co., Ltd. 3-33-1, Shiba, Minato-ku, Tokyo 105-8574, Japan

Its handling office	The Chuo Mitsui Trust and Banking Company, Limited Nagoya Branch Office 15-33, Sakae 3-chome, Naka-ku, Nagoya, Aichi 460-8685, Japan

Its liaison offices	Head office and nationwide branch offices of The Chuo Mitsui Trust and Banking Company, Limited Head office and nationwide branch offices of Japan Securities Agents, Ltd.

Newspaper in which public notice is inserted	The Nihon Keizai Shimbun

Common stock listings	Domestic Tokyo and Nagoya stock exchanges
Overseas Euronext Amsterdam

American Depositary Receipts	NASDAQ System

English Translation of “CHUKAN HOUKOKUSHO” originally issued in Japanese language